Exhibit 99.5

Phoenix New Media Limited

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS

REPRESENTING ORDINARY SHARES OF

Phoenix New Media Limited

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

Ordinary Resolutions

The Board of Directors unanimously recommends
a vote FOR all the Resolutions.

	FOR	AGAINST	ABSTAIN

Res. 1	☐	☐	☐

Res. 2	☐	☐	☐

Res. 3	☐	☐	☐

Res. 4	☐	☐	☐

Res. 5	☐	☐	☐

Address change ☐ Mark box, sign and indicate changes/comments below:	☐	Mark box at immediate left if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.

Sign below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Phoenix New Media Limited

AGENDA

Ordinary Resolutions

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2020.

2.	To approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2021.

3.	To authorize the board of directors to fix the remuneration of the Independent Auditor.

4.	To elect Mr. Yusheng Sun as director of the Company after Mr. Keung Chui retires from the board of directors at the Meeting.

5.

To authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Phoenix New Media Limited JPMorgan Chase Bank, N.A., Depositary PO Box 64506, Saint Paul MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A., (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of shareholders of Phoenix New Media Limited (the “Company”) will be held at 14:00 p.m. (local time), on Thursday, August 12, 2021, at Sinolight Plaza, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) FOR or AGAINST or to ABSTAIN from voting on the Resolutions, or any of them, proposed for the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire or oppose or abstain from voting on the Company’s Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., New York City time, on August 10, 2021. Only the registered holders of record of American Depositary Receipt(s) as of the close of business on July 12, 2021, will be entitled to execute the attached Voting Instruction Card.

If no ADR Voting Instruction Card is received by the Depositary before 12:00 p.m., New York City time, August 10, 2021, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is the Chairman of the Company with full power to exercise the voting rights under the Ordinary Shares represented by your ADSs and with full power to each of substitution.

The signatory, a registered holder of American Depositary Receipts representing Ordinary Shares of the Company of record on July 12, 2021, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by American Depositary Receipts, in accordance with the instructions given at the Annual General Meeting of shareholders.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., New York City time, on August 10, 2021.

Please Note: The Notice of Annual General Meeting and the Annual Report are available for viewing on the Company’s website http://ir.ifeng.com/.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.